NEOLARA CORP.

Contiguo a la Guardia de Asistencia Rural,

San Vito, Coto Brus,

Puntarenas, 60801, Costa Rica
+1 307 269 0177

neolaracorp@gmail.com

neolaracorp@tutanota.com

January 24, 2023

Eric McPhee, Jennifer Monick,

Stacie Gorman and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Neolara Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 16, 2022
File No. 333-267330

Dear Eric McPhee, Jennifer Monick, Stacie Gorman and Pam Long:

In response to your letter dated December 05, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.3 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2022.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to comment 1 and reissue our comment. It appears you have norevenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. We note that you have only one employee, you do not possess a patent for the "special concrete," and will not for at least two years, and that you do not have any agreements in place for supplies, a factory, or contractors. We also note that you have not paid for the Futureproof Eco Solutions business, which also does not appear to have operations. Further, to the extent you are not able to secure the funds to purchase Futureproof Eco Solutions within 365 days, it appears that the agreement, along with the patent that this entity may hold in the future, would be null and void. These factors continue to suggest that your operations are more commensurate in scope with a shell company than a start-up company. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the onsequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Response: We do not believe that we could be classified as the shell company as the definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business. Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”), provides that the amendments to Rule 144, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non reporting shell company.” Footnote 172 also provided that the exclusion of a “startup company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

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SEC Release No. 33-8587 ("Release 33-8587"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal: is based on the facts and circumstances of each individualized case.

On January 09, 2023 we have paid the seller of Futureproof Eco Solutions LLC the amount of $8,500 for the purchased asset and we intend to pay the rest of the amount during 365 days as defined in our purchase agreement.

Additionally on January 05, 2023 we have executed the Service Agreement with the contractor for the different construction and design services as currently we plan to get the clients for our services and start to generate revenue. The Service Agreement is filed as Exhibit to this Registration Statement.

Moreover currently we are negotiating with the firm “Productos De Coco Punta Lagarto” on the matter of purchase of coconut fiber for our concrete and intend to execute the cooperation agreement with them.

We do not believe that we have no or nominal operations, but rather start-up company engaged in development of it’s business. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history.

2. We note your response to comment 2 of our letter and reissue. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage company with no operations and whose only asset is a "business acquisition" for which you have not paid and for which your disclosure indicates no plan to pay, and which also does not appear to have operations. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Response: While we are a development stage company, the company is not a blank check company because:

•	it has its own specific operational business plan;
•	on January 09, 2023 the Company paid the seller of Futureproof Eco Solutions LLC the amount of $8,500 for the purchased asset and the rest of the amount intended to pay during 365 days as defined in our purchase agreement;
•	we have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;
•	our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date; and
•	our sole officer and director currently engaged in development of the Company’s business operations and potential customers search;
•	on January 05, 2023 the Company executed the Service Agreement with the contractor for the different construction and design services as currently we plan to get the clients for our services and start to generate revenue.
•	the fact that the company is not a blank check company has been disclosed prominently on the cover page of the prospectus.

We have revised the disclosures according to the Item 101(a)(2) of Regulation S-K.

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General Information about Our Company, page 1

3. We note your response to comment 3 of our letter. We note your disclosure that you have contacted two companies for future negotiations to possibly produce the concrete. Please clarify the steps you have taken to determine whether these entities have the proper equipment and clarify the status of your negotiations. Please advise if you have entered into an agreement with either or both, and file the agreements in accordance with Item 601(b)(10) of Regulation S-K. Further, please disclose the terms of these agreements as appropriate. To the extent you have not entered into an agreement or taken steps to determine the ability of these entities to produce your concrete, please clearly state this, and clarify that, ultimately, you may not be able to find an entity to form the concrete and add risk factor disclosure as appropriate.

Response: We have revised our disclosure as follows:

To determine whether these entities have the proper equipment for the developing of our special concrete we plan to visit their production factory if they are interested in our cooperation. Currently we are on the initial stage of our negotiations and have not entered into any agreements or arrangements with those suppliers. We have not taken any steps yet to determine the ability of these entities to produce our concrete. In case these entities are not interested in our cooperation there is a risk that we may not be able to find an entity to form our concrete.

Additionally we have added the following risk factor:

If We Fail To Find The Entity For Production And Distribution Of Our Concrete It May Have Negative Effect On Our Business Operations.

If we fail to find the entity for production and distribution of our concrete it may materially affect our ability to grow our net revenues and impact our ability to establish or expand our business. In this case our business could fail and we may have to suspend or cease our operations.

You can direct any other comments or questions directly to:

Julio Murillo

Telephone: +1 307 269 0177

Email: neolaracorp@gmail.com

neolaracorp@tutanota.com

/s/ Julio Antonio Quesada Murillo

Julio Antonio Quesada Murillo,

President, CEO and Director

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